MECHEL REPORTS THE 9M 2011 FINANCIAL RESULTS

Revenue amounted to $9.6 billion
Consolidated adjusted EBITDA amounted to $1.9 billion
Net income attributable to shareholders of Mechel OAO amounted to $527 million

Moscow, Russia – December 15, 2011 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the 9M 2011.

Yevgeny Mikhel, Mechel’s Chief Executive Officer, commented on the 3Q 2011 results: “Overall third quarter results for the Group can be characterized as positive. We maintained production volumes at targeted levels, continued our cost control efforts and the modernization of our production assets. Despite a marginal quarter-on-quarter decrease in revenue, the Company showed an increase in operating income and EBITDA, which reflects stronger operating efficiency.”

Consolidated Results For The 9M 2011

US$ thousand	9M 2011	9M 2010	Change Y-on-Y
Revenue from external customers	9,617,126	6,976,148	37.9%

Intersegment sales	1,586,328	1,193,169	33.0%

Operating income	1,454,169	1,036,539	40.3%

Operating margin	15.12%	14.86%	-

Net income attributable to shareholders of Mechel OAO	526,730	462,268	13.9%

Adjusted EBITDA (1) (2)	1,856,763	1,406,372	32.0%

Adjusted EBITDA, margin (1)	19.31%	20.16%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

Consolidated Results For The 3Q 2011

US$ thousand	3Q 2011	2Q 2011	Change Q-on-Q
Revenue from external customers	3,210,182	3,472,453	-7.6%

Intersegment sales	493,962	547,028	-9.7%

Operating income	529,484	476,331	11.2%

Operating margin	16.49%	13.72%	-

Net income attributable to shareholders of Mechel OAO	25,708	191,906	-86.6%

Adjusted EBITDA (1) (2)	677,589	612,324	10.7%

Adjusted EBITDA, margin (1)	21.11%	17.63%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

The net revenue in 3Q 2011 decreased by 7.6% and amounted to $3.2 billion compared to $3.5 billion in 2Q 2011. The operating income rose by 11.2% and amounted to $529.5 million or 16.49% of the net revenue, compared to the operating income of $476.3 million or 13.72% of the net revenue in 2Q 2011.

In 3Q 2011, Mechel’s consolidated net income attributable to shareholders of Mechel OAO decreased by 86.6% to $25.7 million compared to the consolidated net income attributable to shareholders of Mechel OAO of $191.9 million in 2Q 2011.

The consolidated adjusted EBITDA in 3Q 2011 increased by 10.7% to $677.6 million, compared to $612.3 million in 2Q 2011. Depreciation, depletion and amortization in 3Q 2011 for the Company were $142.8 million, an increase of 3.0% compared to $138.6 million in 2Q 2011.

Mining Segment Results For The 9M 2011

			Change
US$ thousand	9M 2011	9M 2010	Y-on-Y
Revenue from external customers	3,078,513	2,157,884	42.7%

Intersegment sales	788,336	594,024	32.7%

Operating income	1,193,968	839,109	42.3%

Net income attributable to shareholders of Mechel OAO	630,826	534,692	18.0%

Adjusted EBITDA(1) (2)	1,431,003	1,051,705	36.1%

Adjusted EBITDA, margin (3)	37.01%	38.22%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Results For The 3Q 2011

			Change
US$ thousand	3Q 2011	2Q 2011	Q-on-Q
Revenue from external customers	1,146,577	1,103,812	3.9%

Intersegment sales	250,884	277,192	-9.5%

Operating income	427,457	474,455	-9.9%

Net income attributable to shareholders of Mechel OAO	14,206	325,945	-95.6%

Adjusted EBITDA(1) (2)	511,845	557,962	-8.3%

Adjusted EBITDA, margin (3)	36.63%	40.40%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales

Mining Segment Output and Sales For The 9M 2011

Production:

	9M 2011,	9M 2010, thousand	9M 2011 vs. 9M
Product name	thousand tonnes	tonnes	2010, %
Coal (run-of-mine)	19,813.5	20,717.4	-4%

Product Sales:

	9M 2011,	9M 2010, thousand	9M 2011 vs. 9M
Product name	thousand tonnes	tonnes	2010, %
Coking coal concentrate	9,130.3	8,042.5	14%

Including coking coal concentrate supplied to Mechel enterprises	2,137.9	2,228.3	-4%

PCI	1,223.4	277.4	341%

Anthracites	1,640.3	1,256.2	31%

Including anthracites supplied to Mechel enterprises	234.7	217.1	8%

Steam coal	4,946.3	5,962.7	-17%

Including steam coal supplied to Mechel enterprises	1,139.1	1,401.8	-19%

Iron ore concentrate	3,336.0	2,886.9	16%

Including iron ore concentrate supplied to Mechel enterprises	1,326.8	147.9	797%

Coke	2,568.6	2,756.8	-7%

Including coke supplied to Mechel enterprises	1,703.5	1,849.3	-8%

• Starting with this period, figures on product sales of Mechel OAO’s mining division include sales made within the Group.

Mining segment’s revenue from external customers in 3Q 2011 totaled $1.15 billion, or 35.7% of the consolidated net revenue, an increase of 3.9% over net segment’s revenue from external customers of $1.10 billion, or 31.8% of the consolidated net revenue in 2Q 2011.

The operating income in the mining segment in 3Q 2011 decreased by 9.9% to $427.5 million, or 30.6% of total segment’s revenue, compared to the operating income of $474.5 million, or 34.4% of total segment revenue for the 2Q 2011. The adjusted EBITDA in the mining segment in 3Q 2011 went down by 8.3% and amounted to $511.8 million compared to segment’s adjusted EBITDA of $558.0 million in 2Q 2011. The adjusted EBITDA margin for the mining segment in 3Q 2011 was 36.6% compared to 40.4% in 2Q 2011. Depreciation, depletion and amortization in the mining segment amounted to $82.3 million which is 3.9% more than $79.2 million in 2Q 2011.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented on the mining segment operating results: “In spite of a deteriorating pricing environment in the third quarter, the mining segment managed to show a revenue increase as compared to the second quarter results. This was possible due to capacity restoration and development work in previous periods that enabled production and sales growth of almost all products in the third quarter. Production growth and cost control measures positively resulted in increased efficiency at all Russian coal mining subsidiaries.

In the third quarter we continued to develop our production assets and key strategic projects at all mining subsidiaries. Our largest achievement was the launch of the first stage of Elga open pit, the significance of which is hard to overestimate. With Elga reaching full capacity, Mechel will substantially reinforce its positions among leading world metallurgical coal produces. Elga has already produced some 200 thousand tonnes of coal. Oxidized coal is dispatched to end customers. Recently, coking coal production has started as well. We’ve already received the first industrial washing results that confirmed the high quality of Elga’s coking coal. We are going to further develop the mining segment’s resource base, creating a solid platform for increased production of high-value coal.”

Steel Segment Results For The 9M 2011

			Change
US$ thousand	9M 2011	9M 2010	Y-on-Y
Revenue from external customers	5,613,161	4,019,734	39.6%

Intersegment sales	234,296	169,941	37.9%

Operating income	277,921	190,495	45.9%

Net income (loss) attributable to shareholders of Mechel OAO	(38,217)	59,193	-164.6%

Adjusted EBITDA (1) (2)	368,681	281,470	31.0%

Adjusted EBITDA, margin (3)	6.30%	6.72%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Results For The 3Q 2011

			Change
US$ thousand	3Q 2011	2Q 2011	Q-on-Q
Revenue from external customers	1,795,761	2,060,278	-12.8%

Intersegment sales	70,499	74,846	-5.8%

Operating income	115,550	36,779	214.2%

Net income / (loss) attributable to shareholders of Mechel OAO	18,037	(71,435)	125.2%

Adjusted EBITDA (1) (2)	153,466	65,412	134.6%

Adjusted EBITDA, margin (3)	8.22%	3.06%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output and Sales For The 9M 2011

Production:

	9M 2011,	9M 2010, thousand	9M 2011 vs. 9M
Product name	thousand tonnes	tonnes	2010, %
Pig iron	2,671.5	3,075.2	-13%

Steel	4,501.5	4,495.7	0%

Product Sales:

	9M 2011,	9M 2010, thousand	9M 2011 vs. 9M
Product name	thousand tonnes	tonnes	2010, %
Flat products	536.1	317.0	69%

Including those produced by third parties	308.9	95.3	224%

Long products	3,093.2	2,630.2	18%

Including those produced by third parties	643.0	366.5	75%

Billets	1,724.3	1,689.5	2%

Including those produced by third parties	1,207.9	1,053.5	15%

Hardware and welded mesh	735.5	617.0	19%

Including those produced by third parties	56.4	21.7	160%

Forgings	56.0	46.3	21%

Stampings	89.3	70.1	27%

Mechel’s steel segment’s revenue from external customers in 3Q 2011 amounted to $1.8 billion, or 55.9% of the consolidated net revenue, a decrease of 12.8% over the net segment’s revenue from external customers of $2.1 billion, or 59.3% of consolidated net revenue, in the 2Q 2011.

In 3Q 2011, the steel segment’s operating income increased by 214.2% and totaled $115.6 million, or 6.2% of total segment’s revenue, versus the operating income of $36.8 million, or 1.7% of total segment’s revenue, in 2Q 2011. The adjusted EBITDA in the steel segment in 3Q 2011 increased by 134.6% and amounted to $153.5 million, compared to the adjusted EBITDA of $65.4 million in 2Q 2011. The adjusted EBITDA margin of the steel segment was 8.22% for the 3Q 2011, versus the adjusted EBITDA margin of 3.06% in 2Q 2011. Depreciation and amortization in steel segment rose by 2.8% from $32.4 million in 2Q 2011 to $33.3 million in 3Q 2011.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “The segment’s results in the third quarter noticeably outperformed those of the previous quarter. Despite a decline in revenue, which was attributable to a temporary reduction in sales to third parties, we demonstrated an increase in production volumes of the majority of our product types and stronger financial results. Improved production results were achieved due to re-starting Blast furnace 15 after its recent repair and replacement of Converter 1 2 at the Chelyabinsk Metallurgical Plant, as well as modernization of rolling mills at Izhstal.

Implementation of investment programs at our steel plants and ongoing cost optimization on the back of lower prices of raw materials allowed us to reduce production costs for major product types. Given the favorable market environment, it resulted in substantial improvement of our financials. Mechel Service Global’s sales facilities allowed us to enhance the positive effect through reallocation of sales towards the regions with more favorable market conditions.”

Ferroalloys Segment Results For The 9M 2011

			Change
US$ thousand	9M 2011	9M 2010	Y-on-Y
Revenue from external customers	359,366	330,675	8.7%

Intersegment sales	183,194	124,815	46.8%

Operating (loss) / income	(8,983)	907	-1,090.4%

Net loss attributable to shareholders of Mechel OAO	(32,437)	(119,828)	72.9%

Adjusted EBITDA (1) (2)	57,102	54,608	4.6%

Adjusted EBITDA, margin (3)	10.52%	11.99%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Results For The 3Q 2011

			Change
US$ thousand	3Q 2011	2Q 2011	Q-on-Q
Revenue from external customers	103,713	131,519	-21.1%

Intersegment sales	59,829	70,700	-15.4%

Operating loss	(19,757)	(1,085)	1,720.9%

Net loss attributable to shareholders of Mechel OAO	(9,691)	(20,499)	52.7%

Adjusted EBITDA (1) (2)	2,781	19,217	-85.5%

Adjusted EBITDA, margin (3)	1.70%	9.50%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output and Sales For The 9M 2011

Product Sales:

	9M 2011,	9M 2010, thousand	9M 2011 vs. 9M
Product name	thousand tonnes	tonnes	2010, %
Nickel	12.5	12.0	4%

Including nickel supplied to Mechel enterprises	4.6	3.5	31%

Ferrosilicon	66.1	66.3	0%

Including ferrosilicon supplied to Mechel enterprises	22.2	18.4	21%

Chrome	43.3	43.6	-1%

Including chrome supplied to Mechel enterprises	12.9	11.2	15%

Ferroalloys segment’s revenue from external customers in the 3Q 2011 amounted to $103.7 million, or 3.2% of the consolidated net revenue, a decrease of 21.1% compared with the segment’s revenue from external customers of $131.5 million or 3.8% of the consolidated net revenue, in 2Q 2011.

In 3Q 2011, the operating loss in the ferroalloys segment totaled $19.8 million, or -12.1% of total segment’s revenue, increasing by 1,720.9% versus operating loss of $1.1 million, or -0.5% of total segment’s revenue, in 2Q 2011. The adjusted EBITDA in the ferroalloys segment in 3Q 2011 decreased by 85.5% and amounted $2.8 million, compared to segment’s adjusted EBITDA of $19.2 million in 2Q 2011. The adjusted EBITDA margin of the ferroalloys segment comprised 1.7% in 3Q 2011 compared to the adjusted EBITDA margin of 9.5% in 2Q 2011. Ferroalloys segment’s depreciation, depletion and amortization in 3Q 2011 were $22.4 million, an increase of 3.2% over $21.7 million in 2Q 2011.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, noted: “In relation to the operational performance of the ferroalloys division keeps showing good results. Nickel production volumes were maintained at a stable level. Some decrease in ferrosilicon production was anticipated and is caused by reconstruction of furnace #4 that is being prepared for launch into operation in the first quarter of next year. Ferrochrome production is continuously increasing from one quarter to another. Further increases will be supported by the chrome bales workshop.

In the third quarter we managed to reduce nickel and ferrochrome production cash costs. But at the same time the rate of decrease of realized products prices outpaced the rate of cash costs contraction that resulted in financial result decrease compared to the previous quarter.”

Power Segment Results for The 9M 2011

			Change
US$ thousand	9M 2011	9M 2010	Y-on-Y
Revenue from external customers	566,087	467,854	21.0%

Intersegment sales	380,502	304,388	25.0%

Operating income	23,071	26,372	-12.5%

Net income attributable to shareholders of Mechel OAO	99	8,556	-98.8%

Adjusted EBITDA (1) (2)	33,520	38,935	-13.9%

Adjusted EBITDA, margin(3)	3.54%	5.04%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Results for The 3Q 2011

			Change
US$ thousand	3Q 2011	2Q 2011	Q-on-Q
Revenue from external customers	164,132	176,845	-7.2%

Intersegment sales	112,750	124,290	-9.3%

Operating loss	(10,288)	(176)	-5,745.5%

Net loss attributable to shareholders of Mechel OAO	(13,374)	(6,721)	-99.0%

Adjusted EBITDA (1) (2)	(7,034)	5,115	-237.5%

Adjusted EBITDA, margin(3)	-2.54%	1.70%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output and Sales For The 9M 2011

	9M 2011,	9M 2010, thousand	9M 2011 vs. 9M
Product name	thousand tonnes	tonnes	2010, %
Electric power generation (ths. kWh)	2,830,884.0	3,336,524.0	-15%

Heat power generation (Gcal)	4,790,664.0	4,781,765.0	0%

Mechel’s power segment’s revenue from external customers in 3Q 2011 comprised $164.1 million, or 5.1% of consolidated net revenue, a decrease of 7.2% compared with the segment’s revenue from external customers of $176.8 million or 5.1% of consolidated net revenue in 2Q 2011.

The operating loss in the power segment in 3Q 2011 amounted to $10.3 million, or -3.7% of the total segment’s revenue in the same period, an increase of 5,745.5% compared to the operating loss of $0.2 million, or -0.06% of the total segment’s revenue, in 2Q 2011. The adjusted negative EBITDA in the power segment in 3Q 2011 went down by 237.5% totaling -$7.0 million, compared to the adjusted EBITDA of $5.1 million in 2Q 2011. The adjusted EBITDA margin for the power segment in 2Q 2011 amounted to -2.5% compared to 1.7% in 2Q 2011. Depreciation and amortization in power segment in 3Q 2011 decreased by 9.08% comparing with the 2Q 2011 from $5.29 million to $4.81 million.

Anatoly Merzlyakov, Chief Executive Officer of Mechel Energo, noted: “The power segment results in the third quarter were lower compared to the previous quarter on the back of seasonal demand fluctuation for heat and electricity. In the third quarter substantial efforts were directed toward preparation works ahead of the new heating season. In particular, we carried out a substantial amount of repair and maintenance works and secured fuel stocks. The decrease in power generation in the third quarter influenced the cost side of the segment. However, we expect that with the start of the heating season and corresponding increase in production volumes the situation will stabilize, improving financial results of the segment.”

Recent Highlights

•	In October 2011, Mechel announced that ING Bank N.V., UniCredit Bank AG, Barclays Capital Inc. and ZAO UnicreditBank have provided a syndicated loan to Mechel Trading AG totaling 180 million US dollars. The facility may be increased to 350 million US dollars by other banks as well. It carries a three-year tenor with an 18-month grace period. The facility will be used to re-finance a portion of Mechel Group’s short-term loans.

•	In October 2011, Mechel announced that Southern Urals Nickel Plant OAO launched an experimental industrial complex to produce ferronickel. The complex’s launch is part of the reconstruction of the plant’s smelting facilities, aimed at increasing production efficiency, lowering production costs and dramatically reducing the volume of waste released into the atmosphere. The 12-MW complex was designed by Bateman Engineering B.V. of South Africa and has annual production capacity is some 4,500 tonnes of ferronickel, with an average 20% nickel content. The experimental industrial 12-MW complex’s total cost amounted to 1.3 billion rubles (some 41 million dollars*).

•	In October 2011, Mechel announced the launch of a biochemical cleaning facility to treat phenolic waste water from Mechel-Coke OOO’s coke and chemicals production process which is part of Chelyabinsk Metallurgical Plant’s long-term environment protection program. It enables the company to deeply cleanse all of the waste water produced by Mechel-Coke, which is used for slaking coke, and decrease waste emissions by half. Investment in constructing the biochemical facility totaled some 900 million rubles (27.5 million US dollars).

•	In November 2011, Mechel announced the signing of a long-term framework agreement with Sberbank of Russia on providing Mechel Trading AG with a framework credit line totaling 130 million US dollars for a period of three years and within its framework, separate credit lines carrying a 1-year tenor. Mechel OAO and Chelyabinsk Metallurgical Plant OAO act as guarantors of the facility. These funds will be used to finance Mechel Trading AG’s current operations, including pre-export financing.

•	In November 2011, Mechel announced that Mechel-Service OOO won the contest for “Russia’s Best Sales Network 2011” in the Best Sales Network of Federal Level category. The contest was held by Metal Supply & Sales information and publishing group in association with the Russian Union of Metal and Steel Suppliers and the International Industrial Exposition “Metall-Expo’2011”.

•	In November 2011, Mechel announced that coal mining at New-Olzherassk Underground mine has been resumed. By the year’s end, New-Olzherassk’s section # 21-1-7 is planned to yield some 352,000 tonnes of coal. The long wall face’s industrial reserves are estimated at some 3 million tonnes.

•	In November 2011, Mechel announced the signing of a long-term partnership agreement with BelAZ OAO during the session of the Supreme State Council of the Union State of Russia and Belarus held on the level of heads of state. Mechel Group’s mining division plans to acquire mining dump trucks mainly for use at the Elga coal deposit.

•	In December 2011, Mechel reported that work was suspended at several facilities at two of Southern Kuzbass Coal Company’s mines. Following a check conducted at Lenin Underground and New-Olzherassk mines by the Mezhdurechensk territorial branch of the Southern Siberian department of the Federal Agency for Ecological, Technological and Nuclear Monitoring, work at some of the two mines’ facilities was suspended by order of the Mezhdurechensk city court. Mining at all facilities of Lenin Underground and New-Olzherassk mines is planned to be resumed within a few days.

•	In December 2011, Mechel reported that work at several facilities at two of Southern Kuzbass Coal Company’s mines, which enables the company to produce at full capacity, was resumed fully after a temporary suspension. Administrative suspension of work at several facilities of Lenin Underground and New-Olzherassk mines was lifted ahead of schedule by order of the Mezhdurechensk city court as all grounds for the suspension have been eliminated. As of now, production at Lenin Underground and New-Olzherassk has resumed as normal.

•	In December 2011, Mechel announced winning the prestigious Cbonds Awards contest Based upon the Cbonds news agency’s analysis, Mechel won the top place in the Best Primary Placement for Domestic Bonds nomination for the placement of the 17-19 series debentures with a maturity of 10 years and a put option in five years.

•	In December 2011, Mechel announced that Southern Kuzbass Coal Company’s washing plant produced first coking coal concentrate out of the Elga deposit’s coal. A sample lot of some 4,000 tonnes of Elga’s coking coal was washed at Southern Kuzbass Coal Company OAO’s Sibir plant. The concentrate obtained by industrial washing has qualities which rate the Elga deposit’s coals with high-value grades of caking coals. The concentrate produced at Sibir was sent to Mechel-Coke OOO for test industrial coking. Using coal of this quality allows production of coke with high structural durability, which in its turn helps improve technological and economic results of blast furnace production.

***

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the 9M 2011 amounted to $1,393.3 million, of which $929.8 million was invested in the mining segment, $404.4 million was invested in the steel segment, $46.0 million was invested in the ferroalloy segment and $13.1 million was invested in the power segment.

As of September 30, 2011, total debt was at $9.5 billion. Cash and cash equivalents amounted to $518.1 million and net debt amounted to $9.0 billion (net debt is defined as total debt outstanding less cash and cash equivalents) at end of 3Q 2011.

The management of Mechel will host a conference call today at 10:00 a.m. New York time (2:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 9M 2011 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain/(loss), Gain/(loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Amount attributable to non-controlling interests and Income taxes. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	9M 2011	9M 2010
Net income	526,730	462,268

Add:
Depreciation, depletion and amortization Forex loss / (gain)	421,578	362,115
Loss from remeasurement of contingent liabilities at	131,518	(270)
fair value	1,303	1,207
Interest expense	448,127	437,054
Interest income	(10,097)	(14,221)
Net result on the disposal of non-current assets	(6,175)	5,496
Amount attributable to non-controlling interests	53,046	12,705
Income taxes	290,733	140,018

Consolidated adjusted EBITDA	1,856,763	1,406,372

US$ thousand	3Q 2011	2Q 2011
Net income	25,708	191,906

Add:	142,787	138,583
Depreciation, depletion and amortization	295,727	(11,240)
Forex loss / (gain)	448	434
Loss from remeasurement of contingent liabilities at	157,161	150,646
fair value	(3,068)	(2,723)
Interest expense	(789)	1,282
Interest income	6,495	17,119
Net result on the disposal of non-current assets	53,120	126,315
Amount attributable to non-controlling interests Income taxes

Consolidated adjusted EBITDA	677,589	612,324

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	9M 2011	9M 2010
Revenue, net	9,617,126	6,976,148

Adjusted EBITDA	1,856,763	1,406,372

Adjusted EBITDA, margin	19.31%	20.16%

US$ thousand	3Q 2011	2Q 2011
Revenue, net	3,210,182	3,472,453

Adjusted EBITDA	677,589	612,324

Adjusted EBITDA, margin	21.11%	17.63%

Mining Segment

US$ thousand	9M 2011	9M 2010
Net income	630,826	534,692

Add:
Depreciation, depletion and amortization Forex loss / (gain)	244,444	220,538
Loss from remeasurement of contingent liabilities at	99,315	(19,243)
fair value	1,303	1,207
Interest expense	259,151	252,060
Interest income	(117,972)	(97,339)
Net result on the disposal of non-current assets	(282)	2,212
Amount attributable to non-controlling interests	57,067	24,036
Income taxes	257,151	133,542

Consolidated adjusted EBITDA	1,431,003	1,051,705

US$ thousand	3Q 2011	2Q 2011
Net income	14,206	325,945

Add:	82,253	79,207
Depreciation, depletion and amortization	289,501	(34,691)
Forex loss / (gain)	448	434
Loss from remeasurement of contingent liabilities at	87,912	85,049
fair value	(30,065)	(41,923)
Interest expense	(663)	2,703
Interest income	16,316	22,316
Net result on the disposal of non-current assets	51,937	118,922
Amount attributable to non-controlling interests Income taxes

Consolidated adjusted EBITDA	511,845	557,962

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	9M 2011	9M 2010
Revenue (including intersegment sales)	3,866,849	2,751,908

Adjusted EBITDA	1,431,001	1,051,705

Adjusted EBITDA, margin	37.01%	38.22%

US$ thousand	3Q 2011	2Q 2011
Revenue (including intersegment sales)	1,397,461	1,381,004

Adjusted EBITDA	511,846	557,962

Adjusted EBITDA, margin	36.63%	40.40%

Steel Segment

US$ thousand	9M 2011	9M 2010
Net (loss) / income	(38,217)	59,193

Add:
Depreciation, depletion and amortization	94,839	82,359
Forex loss	59,148	3,130
Interest expense	245,545	178,277
Interest income	(10,808)	(30,742)
Net result on the disposal of non-current assets	(1,192)	(951)
Amount attributable to non-controlling interests	(9,148)	(10,829)
Income taxes	28,514	1,033

Consolidated adjusted EBITDA	368,681	281,470

US$ thousand	3Q 2011	2Q 2011
Net income / (loss)	18,037	(71,435)

Add:	33,346	32,352
Depreciation, depletion and amortization	22,270	22,674
Forex loss	85,478	85,639
Interest expense	(1,766)	(2,713)
Interest income	390	(1,170)
Net result on the disposal of non-current assets	(9,049)	(4,027)
Amount attributable to non-controlling interests	4,760	4,092
Income taxes

Consolidated adjusted EBITDA	153,466	65,412

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	9M 2011	9M 2010
Revenue (including intersegment sales)	5,847,457	4,189,675

Adjusted EBITDA	368,681	281,470

Adjusted EBITDA, margin	6.30%	6.72%

US$ thousand	3Q 2011	2Q 2011
Revenue (including intersegment sales)	1,866,260	2,135,124

Adjusted EBITDA	153,466	65,412

Adjusted EBITDA, margin	8.22%	3.06%

Ferroalloys Segment

US$ thousand	9M 2011	9M 2010
Net loss	(32,437)	(119,828)

Add:
Depreciation, depletion and amortization	66,489	47,930
Forex (gain) / loss	(26,796)	15,868
Interest expense	49,700	110,419
Interest income	(1,742)	(4,721)
Net result on the disposal of non-current assets	210	4,595
Amount attributable to non-controlling interests	1,294	(2,412)
Income taxes	384	2,757

Consolidated adjusted EBITDA	57,102	54,608

US$ thousand	3Q 2011	2Q 2011
Net loss	(9,691)	(20,499)

Add:	22,375	21,739
Depreciation, depletion and amortization	(15,652)	737
Forex (gain)/ loss	9,312	17,158
Interest expense	(851)	(396)
Interest income	(263)	9
Net result on the disposal of non-current assets	(1,125)	(493)
Amount attributable to non-controlling interests	(1,324)	962
Income taxes

Consolidated adjusted EBITDA	2,781	19,217

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	9M 2011	9M 2010
Revenue (including intersegment sales)	542,560	455,490

Adjusted EBITDA	57,102	54,608

Adjusted EBITDA, margin	10.52%	11.99%

US$ thousand	3Q 2011	2Q 2011
Revenue (including intersegment sales)	163,542	202,219

Adjusted EBITDA	2,779	19,217

Adjusted EBITDA, margin	1.70%	9.50%

Power Segment

US$ thousand	9M 2011	9M 2010
Net income	99	8,556

Add:
Depreciation, depletion and amortization	15,805	11,288
Forex gain	(149)	(25)
Interest expense	14,365	14,917
Interest income	(209)	(37)
Net result on the disposal of non-current assets	(4,910)	(360)
Amount attributable to non-controlling interests	3,834	1,910
Income taxes	4,685	2,686

Consolidated adjusted EBITDA	33,520	38,935

US$ thousand	3Q 2011	2Q 2011
Net loss	(13,374)	(6,721)

Add:	4,812	5,286
Depreciation, depletion and amortization	(393)	40
Forex (gain) / loss	4,072	5,114
Interest expense	1	(5)
Interest income	(252)	(259)
Net result on the disposal of non-current assets	353	(678)
Amount attributable to non-controlling interests	(2,253)	2,338
Income taxes

Consolidated adjusted EBITDA	(7,034)	5,115

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	9M 2011	9M 2010
Revenue (including intersegment sales)	946,589	772,242

Adjusted EBITDA	33,520	38,935

Adjusted EBITDA, margin	3.54%	5.04%

US$ thousand	3Q 2011	2Q 2011
Revenue (including intersegment sales)	276,882	301,135

Adjusted EBITDA	(7,032)	5,115

Adjusted EBITDA, margin	-2.54%	1.70%

Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
September 30, 2011		December 31, 2010
(unaudited)

ASSETS
Cash and cash equivalents	$518,123	$340,800
Accounts receivable, net of allowance for doubtful accounts of $53,869 as of September 30, 2011 and $52,785 as of December 31, 2010	725,825	529,107
Due from related parties	1,021,576	682,342
Inventories	2,389,122	1,866,626
Deferred income taxes	24,980	34,480
Prepayments and other current assets	873,392	737,651
Total current assets	5,553,018	4,191,006

Long-term investments in related parties	7,875	8,764
Other long-term investments	11,707	14,624
Property, plant and equipment, net	6,532,082	5,413,086
Mineral licenses, net	4,801,482	4,971,728
Other non-current assets	180,713	178,471
Deferred income taxes	23,388	9,564
Goodwill	945,810	988,785
Total assets	$18,056,075	$15,776,028

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$2,366,364	$2,077,809
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	736,498	647,033
Advances received	167,059	243,069
Accrued expenses and other current liabilities	247,126	264,746
Taxes and social charges payable	251,693	244,782
Unrecognized income tax benefits	1,986	4,266
Due to related parties	147,244	96,694
Asset retirement obligation, current portion	5,700	7,004
Deferred income taxes	42,061	28,276
Pension obligations, current portion	33,134	34,596
Dividends payable	541	1,639
Finance lease liabilities, current portion	90,364	49,665
Total current liabilities	$4,089,770	$3,699,579

Long-term debt, net of current portion	6,671,245	5,240,620
Asset retirement obligations, net of current portion	48,642	49,216
Pension obligations, net of current portion	155,329	153,472
Deferred income taxes	1,512,332	1,516,422
Finance lease liabilities, net of current portion	366,107	130,367
Other long-term liabilities	76,204	35,341
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of Septeber 30, 2011 and December 31, 2010)	133,507	133,507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of September 30, 2011 and December 31, 2010)	25,314	25,314
Additional paid-in capital	846,068	847,137
Accumulated other comprehensive loss	(366,474)	(200,983)
Retained earnings	4,140,941	3,822,861

Equity attributable to shareholders of Mechel OAO	4,779,356	4,627,836
Noncontrolling interests	357,090	323,175

Total equity	5,136,446	4,951,011

Total liabilities and equity	$18,056,075	$15,776,028

Condensed Consolidated Statements of Income and
Comprehensive Income
	For 9 months ended
(in thousands of U.S. dollars)	September 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $698,429 and $417,397 during nine months 2011 and 2010, respectively)	$9,617,126	$6,976,148
Cost of goods sold (including related party amounts of $1,421,872 and $811,179 during nine months 2011 and 2010, respectively)	(6,226,363)	(4,382,008)

Gross profit	3,390,763	2,594,140
Selling, distribution and operating expenses:
Selling and distribution expenses	(1,339,263)	(1,055,506)
Taxes other than income tax	(94,687)	(79,873)
Accretion expense	(5,054)	(4,668)
Loss on write-off of property, plant and equipment	(2,425)	(5,273)
Allowance for doubtful accounts	(8,367)	(26,169)
General, administrative and other operating expenses, net	(486,798)	(386,112)

Total selling, distribution and operating expenses	(1,936,594)	(1,557,601)

Operating income	1,454,169	1,036,539
Other income and (expense):
Income from equity investments	351	1,106
Interest income	10,097	14,221
Interest expense	(448,127)	(437,054)
Foreign exchange (loss) gain	(131,518)	270
Other (expenses) income, net	(14,463)	(90)

Total other income and (expense), net	(583,660)	(421,547)

Income before income tax and noncontrolling interest	870,509	614,992
Income tax expense	(290,733)	(140,018)

Net income	579,776	474,974

Less: Net income attributable to noncontrolling interests	(53,046)	(12,706)

Net income attributable to shareholders of Mechel OAO	$526,730	$462,268
Less: Dividends on preferred shares	(78,281)	(8,780)
Net income attributable to common shareholders of Mechel OAO	448,449	453,488

Net income	579,776	474,974
Currency translation adjustment	(182,982)	(22,494)
Change in pension benefit obligation	(1,199)	(4,761)
Adjustment of available-for-sale securities	(1,327)	4,481

Comprehensive income	$394,268	$452,200

Comprehensive income attributable to noncontrolling interests	(33,029)	(13,212)
Comprehensive income attributable to shareholders of Mechel OAO	361,239	438,988

Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	9 months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO	526,730	462,269
Net income attributable to noncontrolling interests	53,046	12,705

Net income	$579,776	$474,974
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation	285,714	255,912
Depletion and amortization	135,864	106,203
Foreign exchange loss (gain)	131,518	(270)
Deferred income taxes	23,147	(18,530)
Allowance for doubtful accounts	8,367	22,476
Change in inventory reserves	504	(23,915)
Accretion expense	5,054	4,668
Revision in asset retirement obligations	(5,076)	(1,855)
Loss on write-off of property, plant and equipment	2,425	5,273
Change in undistributed earnings of equity investments	(351)	(1,106)
Non-cash interest on long-term tax and pension liabilities	10,264	11,077
(Gain) loss on sale of property, plant and equipment	(2,439)	324
Gain on sale of investments	(2)	(1,435)
Gain on accounts payable with expired legal term	(3,663)	(2,021)
Amortization of loan origination fee	45,330	27,307
Loss resulting from accretion and remeasurement of contingent liability	1,303	1,207
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	6,033	9,462
Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	(206,152)	(222,917)
Inventories	(608,748)	(449,719)
Trade payable to vendors of goods and services	43,592	(18,008)
Advances received	(74,255)	58,124
Accrued taxes and other liabilities	(290)	87,889
Settlements with related parties	(288,552)	(342,482)
Other current assets	(135,410)	(181,965)
Advanced payments to non-state pension funds	—	(1,165)
Unrecognized income tax benefits	(2,378)	(3,050)
Net cash used in operating activities	(48 425)	(203,542)

Cash Flows from Investing Activities
Acquisition of NerungriBank, less cash acquired	—	13,059
Acquisition of SC Donau Commodities SRL and Laminorul, less cash acquired	—	(11,040)
Acquisition of Ramatex, less cash acquired	—	(2,640)
Acquisition of Femax, less cash acquired	—	(1,144)
Acquisition of WNL Staal B.V., less cash acquired	—	(2,448)
Proceeds from asset trust management	—	7,153
Proceeds from disposal of non-marketable securities	—	9,822
Short-term loans issued and other investments	(386,328)	(272,683)
Proceeds from short-term loans issued	345,979	177,634
Proceeds from disposals of property, plant and equipment	13,364	5,646
Purchases of mineral licenses	(23,266)	—
Purchases of property, plant and equipment	(1,370,073)	(669,432)
Net cash used in investing activities	(1,420,324)	(746,073)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	1,800,637	1,477,447
Repayment of short-term borrowings	(2,412,250)	(2,502,824)
Dividends paid	(209,696)	—
Proceeds from long-term debt	2,911,053	3,115,996
Repayment of long-term debt	(323,296)	(1,216,728)
Acquisition of noncontrolling interests in subsidiaries	(188)	(18,328)
Sale leaseback proceeds	25,473	—
Repayment of obligations under finance lease	(76,066)	(60,701)
Net cash provided by financing activities	1,715,667	794,862

Effect of exchange rate changes on cash and cash equivalents	(69,596)	22,419
Net increase (decrease) in cash and cash equivalents	177,322	(132,334)

Cash and cash equivalents at beginning of period	340,800	414,696
Cash and cash equivalents at end of period	$518,122	$282,362